ANNEX A

1.
In accordance with the procedures described in the Securities and Exchange Commission’s (the “SEC”) interpretive letter to Goldman, Sachs & Co. dated December 20, 1999 and the Commission’s interpretive letter to Bank of America N.A., Merrill Lynch, Pierce, Fenner & Smith Inc., dated December 1, 2011, the shares noticed in Section 3(c) of this Form 144 are subject to a master confirmation in respect of a variable price forward sale transaction (the “Forward Contract”) between CMA CGM S.A. (“CMA”) and Goldman Sachs Bank Europe SE, an affiliate of Goldman Sachs & Co. LLC, covering up to 3,051,587 Class A Common Shares (the “Shares”). The Forward Contract provides for settlement based on the average of the daily volume-weighted average trading prices of the Issuer’s Class A Common Shares over a calculation period of up to approximately 3 months (subject to postponement in accordance with the Forward Contract). Any initial hedging activity in connection with the Transaction will be conducted by the broker named in 3(b).

2.	Based on a closing price of $21.94 for the Issuer’s Class A Common Shares on May 24, 2022.
3.	There is an aggregate of 36,911,395 Class A Common Shares outstanding as of April 4, 2022, as disclosed in the Form S-8 Registration Statement filed by the Issuer with the SEC on April 4, 2022.
4.
On August 14, 2008, CMA acquired 6,778,650 Class A Common Shares, 3,934,050 Class B common shares and 12,375,000 Class C common shares of the Issuer in connection with a share exchange pursuant to a merger agreement. Each of the Class B common shares and Class C common shares were subsequently converted into Class A Common Shares.  The foregoing does not reflect the Issuer’s one-for-eight reverse stock split of Class A Common Shares that was effected on March 25, 2019.